SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February, 2008

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ]                 No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on February 19, 2008 announcing "ECtel Won a Total of 12 Orders for New Systems in 2007 of its Integrated Revenue Management(TM) Solutions". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//________________________

Michael Neumann
Senior Vice President and

Chief Financial Officer

Dated:  February 21, 2008

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Index to Exhibits

Exhibit No.                 Exhibit

1                                 Press Release issued February 19, 2008

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EXHIBIT 1

ECtel Won a Total of 12 Orders for New Systems in 2007 of its Integrated Revenue Management(TM) Solutions

Orders from major global operators strengthen Company`s position as one of world`s leading Revenue Management companies

ROSH HA'AYIN, Israel, February 19, 2008. ECtel Ltd. (NASDAQ: ECTX), a leading provider of Integrated Revenue Management(TM) (IRM(TM)) solutions, today announced that throughout  2007 it received a total of 12 orders for new systems of its Integrated Revenue Management (IRM) solutions.

The new projects represent some of the most well-known and respected telecom service providers from Europe, Asia and the Americas. These include such operators as Tele2, a premier alternative telecom operator in Europe, providing services to over 30 million customers, CAT Telecom, one of the leading telecommunications service providers in Thailand, and Rostelecom, a leading Russian long-distance telecommunications operator.

"In 2007, we continued to see strong demand for our Integrated Revenue Management solutions from international telecom operators, strengthening our position as one of the leading revenue management companies in the world," said Mr. Itzik Weinstein, President and CEO of ECtel. "The complexity of today`s telecom market makes it essential for operators to install an effective revenue management platform. ECtel`s solutions provide our customers with crucial insight into their revenue chains, allowing them to save money and run their businesses as efficiently as possible."

ECtel`s innovative solutions feature the Integrated Revenue Management product framework, consisting of its leading fraud management and revenue assurance solutions, FraudView(TM) and RAP and top-of-line solutions for roaming assurance, credit and risk management, service assurance and business Intelligence.

RAP is the market`s most flexible revenue assurance offering, enabling both immediate deployment and gradual expansion over time. The automated system allows non-technical business users to easily build, revise and add controls and key performance indicators (KPIs). Through its powerful top-down viewing approach, RAP empowers users to rapidly locate risk points, validate RA processes, prioritize repair actions and fix leakages.

FraudView is the leading and most complete fraud management solution for telecom operators, enabling real-time detection and prevention of fraud losses across all business lines and services. Deployed at over 75 operators worldwide, FraudView boasts the industry's largest installed base for wireline and wireless operators, and the market's first solutions supporting 3G and VoIP networks.

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About ECtel

ECtel (NASDAQ:ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers.
A pioneering market leader for nearly 20 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next generation operators to fully manage their revenue and cost processes. ECtel serves prominent Tier One operators, and has more than 100 installations in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas and Europe. For more information, visit www.ectel.com

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Company Contacts:

Michael Neumann, Senior Vice President and CFO
Renée Van-Oostveen, MarCom Manager
Tel: +972-3-9002115
Fax: +972-3-9002103
Email: mickeyne@ectel.com; ir@ectel.com

Media Contact:
Ruder Finn Israel for ECtel
Matthew Krieger
Tel: +972-544-676-950
Email: matthew@ruderfinn.co.il

Investor Relations Contacts:
GK Investor Relations for ECtel
Ehud Helft\Kenny Green
Tel: + 1 617 418 3096 \ + 1 646 201 9246
Email: info@gkir.com>

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